

July 13, 2011

Via E-Mail
Richard D. Levy
Executive Vice President & Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

> **Re: Wells Fargo & Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-02979**

Dear Mr. Levy:

We have reviewed your response filed June 21, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Management – Credit Risk Management, page 54

Table 25: Home Equity Portfolios, page 63

1.   We note your response to prior comment one from our letter dated June 9, 2011 that your approach is to incorporate the default rates for junior liens behind delinquent first liens into your delinquency roll rate models. However, we note that in cases where you hold the junior lien behind a third party senior lien (which is 41% of the time for this loan category) you are not aware of whether the senior lien is delinquent or not, so please expand your disclosure in future filings to discuss how your modeling captures this risk, particularly since the delinquency and loss statistics are more severe in situations where you also do not own or service the senior lien. Additionally, we note your response to

prior comment five from our letter dated May 11, 2011 that you have an indication of whether the senior lien is in default from reviewing credit bureau data which is not specific to which mortgage the borrower may have that is delinquent, but it is unclear how this is considered in your analysis, so please also address this in your future filings.

2.   We note your response to prior comment two from our letter dated June 9, 2011 that in substantially all cases, your junior lien positions modified under 2MP were performing at the time of the modification.   As part of your proposed disclosure addressing the items discussed in comment one, please also discuss whether modifications under 2MP or other modification programs involving your junior liens typically result in significant additional allowances being recorded at the time of modification as prior to that point the loan would appear to be performing.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 53

3.   Please provide us with disclosure that shows how prior comments 12 and 13 from our letter dated June 9, 2011 would have been addressed in your 2011 proxy statement.

Summary Compensation Table, page 74

4.   We note your response to prior comment 14 from our letter dated June 9, 2011. Please provide us with a revised footnote (4) that further clarifies that the award was originally communicated to Ms. Tolsted in early 2009 as a cash incentive award and that it would have been reported as non-equity incentive compensation in column (g) for 2009 had she been a named executive officer that year.

        You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

                                                Sincerely,

                                                /s/ Stephanie L. Hunsaker

                                                Stephanie L. Hunsaker
                                                Senior Assistant Chief Accountant